Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	June 30, 2014	December 31, 2013

ASSETS
Current assets
Cash	$18,152	$18,368
Trade and other receivables	288,809	141,651
Crude oil inventory	766	1,507
Financial derivatives	3,732	10,087
Assets held for sale (note 5)	—	73,634
	311,459	245,247
Non-current assets
Financial derivatives	18,261	—
Exploration and evaluation assets (note 6)	544,212	162,987
Oil and gas properties (note 7)	4,933,062	2,222,786
Other plant and equipment	34,092	29,559
Other assets (note 4)	4,085	—
Goodwill	642,278	37,755
TOTAL ASSETS	$6,487,449	$2,698,334

LIABILITIES
Current liabilities
Trade and other payables	$446,543	$213,091
Dividends payable to shareholders	39,701	27,586
Financial derivatives	67,416	18,632
Liabilities related to assets held for sale (note 5)	—	10,241
	553,660	269,550
Non-current liabilities
Bank loan (note 8)	952,402	223,371
Long-term debt (note 9)	1,310,283	452,030
Asset retirement obligations (note 10)	237,499	221,628
Deferred income tax liability	815,536	248,401
Financial derivatives	438	869
	3,869,818	1,415,849

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 11)	3,487,029	2,004,203
Contributed surplus	46,610	53,081
Accumulated other comprehensive income	(45,641)	1,484
Deficit	(870,367)	(776,283)
	2,617,631	1,282,485
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,487,449	$2,698,334

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Revenues, net of royalties (note 15)	$364,122	$279,001	$675,051	$506,668

Expenses
Production and operating	75,343	68,999	144,178	134,215
Transportation and blending	39,737	41,440	84,640	87,576
Exploration and evaluation (note 6)	3,898	1,995	14,508	5,577
Depletion and depreciation	99,591	86,529	188,184	165,110
General and administrative	14,309	10,540	26,208	22,090
Acquisition-related costs (note 3)	36,973	—	36,973	—
Share-based compensation (note 12)	8,232	9,894	16,087	18,938
Financing costs (note 16)	17,597	14,404	30,186	25,380
Loss (gain) on financial derivatives (note 18)	49,123	(8,317)	42,045	(550)
Foreign exchange (gain) loss (note 17)	(18,455)	3,354	(13,937)	5,135
Gain on divestiture of oil and gas properties (note 5)	(18,741)	—	(18,741)	(20,951)
	307,607	228,838	550,331	442,520
Net income before income taxes	56,515	50,163	124,720	64,148
Deferred income tax expense (note 14)	19,716	13,971	40,080	17,807
Net income attributable to shareholders	$36,799	$36,192	$84,640	$46,341
Other comprehensive income
Foreign currency translation adjustment	(57,332)	7,457	(47,125)	11,343
Comprehensive (loss) income	$(20,533)	$43,649	$37,515	$57,684

Net income per common share (note 13)
Basic	$0.27	$0.29	$0.65	$0.37
Diluted	$0.27	$0.29	$0.64	$0.37

Weighted average common shares (note 13)
Basic	135,620	123,271	130,806	122,883
Diluted	137,158	124,362	132,332	124,138

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus(1)	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412
Dividends to shareholders	—	—	—	(162,391)	(162,391)
Exercise of share rights	13,495	(8,194)	—	—	5,301
Vesting of share awards	11,839	(11,839)	—	—	—
Share-based compensation	—	18,938	—	—	18,938
Issued pursuant to dividend reinvestment plan	46,333	—	—	—	46,333
Comprehensive income for the period	—	—	11,343	46,341	57,684
Balance at June 30, 2013	$1,932,025	$64,520	$(1,119)	$(730,149)	$1,265,277
Balance at December 31, 2013	2,004,203	53,081	1,484	(776,283)	1,282,485
Dividends	—	—	—	(178,724)	(178,724)
Exercise of share rights	10,348	(5,626)	—	—	4,722
Vesting of share awards	16,932	(16,932)	—	—	—
Share-based compensation	—	16,087	—	—	16,087
Issued for cash	1,495,044	—	—	—	1,495,044
Issuance costs, net of tax	(78,468)	—	—	—	(78,468)
Issued pursuant to dividend reinvestment plan	38,970	—	—	—	38,970
Comprehensive income for the period	—	—	(47,125)	84,640	37,515
Balance at June 30, 2014	$3,487,029	$46,610	$(45,641)	$(870,367)	$2,617,631
(1) Share-based compensation is accumulated in contributed surplus.

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$36,799	$36,192	$84,640	$46,341
Adjustments for:
Share-based compensation (note 12)	8,232	9,894	16,087	18,938
Unrealized foreign exchange (gain) loss (note 17)	(21,379)	4,919	(14,923)	8,736
Exploration and evaluation	3,898	1,995	14,508	5,577
Depletion and depreciation	99,591	86,529	188,184	165,110
Unrealized loss on financial derivatives (note 18)	35,326	451	22,501	12,346
Gain on divestitures of oil and gas properties (note 5)	(18,741)	—	(18,741)	(20,951)
Deferred income tax expense	19,716	13,971	40,080	17,807
Financing costs (note 16)	17,597	14,404	30,186	25,380
Change in non-cash working capital	(25,960)	(6,776)	(81,938)	(19,558)
Asset retirement obligations settled (note 10)	(2,992)	(1,273)	(6,888)	(4,246)
	152,087	160,306	273,696	255,480

Financing activities
Payments of dividends	(67,251)	(58,436)	(127,637)	(115,680)
(Decrease) increase in secured bank loan (note 8)	(300,564)	69,592	(223,371)	109,040
Increase in unsecured bank loan (note 8)	809,343	—	809,343	—
Net proceeds from issuance of long-term debt (note 9)	849,944	—	849,944	—
Tender of long-term debt (note 9)	(793,099)	—	(793,099)	—
Issuance of common shares on share rights (note 11)	2,388	1,583	4,722	5,301
Issuance of common shares, net of issue costs (note 11)	1,401,317	—	1,401,317	—
Other assets (note 4)	(4,085)	—	(4,085)	—
Interest paid	(12,149)	(5,461)	(29,460)	(21,999)
	1,885,844	7,278	1,887,674	(23,338)

Investing activities
Additions to exploration and evaluation assets (note 6)	(1,828)	(913)	(9,148)	(5,063)
Additions to oil and gas properties (note 7)	(147,088)	(176,921)	(312,193)	(339,293)
Property acquisitions	(9,920)	(54)	(10,593)	(54)
Corporate acquisition (note 3)	(1,866,307)	—	(1,866,307)	—
Proceeds from divestiture of oil and gas properties	814	1,850	814	44,232
Additions to other plant and equipment, net of disposals	(4,104)	(1,350)	(4,861)	(4,720)
Change in non-cash working capital	6,677	13,104	40,208	74,935
	(2,021,756)	(164,284)	(2,162,080)	(229,963)
Impact of foreign currency translation on cash balances	(363)	(1,177)	494	(1,662)
Change in cash	15,812	2,123	(216)	517
Cash, beginning of period	2,340	231	18,368	1,837
Cash, end of period	$18,152	$2,354	$18,152	$2,354

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at June 30, 2014 and December 31, 2013 and for the three and six months ended June 30, 2014 and 2013
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards ("IFRS") and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2013. The Company's accounting policies are unchanged compared to December 31, 2013 except as listed in note 3 "Changes in Accounting Policies" of the consolidated financial statements of March 31, 2014. The use of estimates and judgments is also consistent with the December 31, 2013 financial statements.

The consolidated financial statements were approved by the Board of Directors of Baytex on July 30, 2014.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.	BUSINESS COMBINATION
On June 11, 2014, Baytex acquired all of the issued and outstanding shares of Aurora Oil & Gas Limited (“Aurora”), a public oil and natural gas company listed on the Australian Stock Exchange and TSX with properties in Texas, USA. The acquisition expands our asset base and diversifies our portfolio. The total consideration for the acquisition was $2.8 billion (including the assumption of approximately $0.9 billion of indebtedness).

The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid	$1,920,928
Cash acquired	(54,621)
Bank loan assumed	145,618
Long-term debt assumed	810,061
Total consideration	$2,821,986

Allocation of purchase price:
Trade and other receivables	$108,965
Exploration and evaluation assets	391,127
Oil and gas properties	2,520,612
Other plant and equipment	1,209
Goodwill	615,338
Trade and other payables	(242,045)
Financial derivative contracts	(20,083)
Asset retirement obligations	(1,217)
Deferred income tax liabilities	(551,920)
Total net assets acquired	$2,821,986

Acquisition-related costs totaling $37.0 million have been excluded from the consideration paid and have been recognized as an expense in the three and six months ended June 30, 2014, within the "Acquisition-related costs" line item in the consolidated statements of income and comprehensive income. Goodwill arising on this acquisition of $615.3 million relates to incremental well locations and undeveloped zones and areas, and is attributable to the excess of consideration paid over the fair value of assets acquired of which $551.9 million relates to the recognition of deferred income tax liabilities. Goodwill is not deductible for tax purposes.

From the period June 11, 2014 to June 30, 2014, the acquired properties contributed revenues, net of royalties, of $33.7 million and operating income of $30.0 million to Baytex's operations. If the acquisition had occurred on January 1, 2014, management estimates for the three and six months ended June 30, 2014, that its incremental pro forma revenues, net of royalties, would have been approximately $143.7 million and $285.6 million, respectively, and incremental operating income would have been approximately $125.4 million and $249.3 million for the three and six months ended June 30, 2014.

The fair values of assets and liabilities recognized are estimates due to the uncertainty of provisional amounts recognized. Amendments may be made to the purchase price equation as the cost estimates and balances are finalized.

4.	OTHER ASSETS
Other assets include debt issuance costs related to the restructuring of the credit facilities (note 8) and will be amortized over the four-year term of the credit facilities.

5.	ASSETS HELD FOR SALE
At June 30, 2014, there were no assets or related liabilities classified as held for sale. In December 2013, the Board of Directors of Baytex approved a transaction with an oil and natural gas company to exchange certain heavy oil assets in Saskatchewan and in return, receive certain heavy oil assets in the Peace River region of Alberta. Assets held for sale at December 31, 2013 included $0.3 million of exploration and evaluation assets and $73.3 million of oil and natural gas properties. Liabilities related to assets held for sale included $10.2 million of asset retirement obligations. The disposition was completed during the second quarter of 2014, resulting in a gain on disposition of $18.7 million for the three and six months ended June 30, 2014.

The acquired assets and related liabilities were measured at fair value. The fair value of these acquired assets as at June 30, 2014 included $0.4 million of exploration and evaluation assets and $82.4 million of oil and natural gas properties. Liabilities acquired in this exchange include $1.6 million of asset retirement obligations.

6.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2012	$240,015
Capital expenditures	11,846
Property acquisition	3,060
Exploration and evaluation expense	(10,286)
Transfer to oil and gas properties	(82,886)
Divestitures	(1,109)
Assets held for sale (note 5)	(305)
Foreign currency translation	2,652
As at December 31, 2013	$162,987
Capital expenditures	9,148
Corporate acquisition	391,127
Property acquisition	10,053
Exploration and evaluation expense	(14,508)
Transfer to oil and gas properties	(8,024)
Divestitures	(9)
Foreign currency translation	(6,562)
As at June 30, 2014	$544,212

7.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2012	$2,758,309
Capital expenditures	539,054
Corporate acquisition	100
Property acquisitions	108
Transferred from exploration and evaluation assets	82,886
Assets held for sale (note 5)	(110,386)
Change in asset retirement obligations	(28,734)
Divestitures	(33,907)
Foreign currency translation	16,338
As at December 31, 2013	$3,223,768
Capital expenditures	312,193
Corporate acquisition	2,520,612
Property acquisitions	83,295
Transferred from exploration and evaluation assets	8,024
Change in asset retirement obligations	18,145
Divestitures	(690)
Foreign currency translation	(45,395)
As at June 30, 2014	$6,119,952

Accumulated depletion
As at December 31, 2012	$720,733
Depletion for the period	325,793
Divestitures	(10,191)
Assets held for sale (note 5)	(37,057)
Foreign currency translation	1,704
As at December 31, 2013	$1,000,982
Depletion for the period	186,661
Divestitures	(293)
Foreign currency translation	(460)
As at June 30, 2014	$1,186,890

Carrying value
As at December 31, 2013	$2,222,786
As at June 30, 2014	$4,933,062

8.	BANK LOAN

	June 30, 2014	December 31, 2013
Bank loan	$952,402	$223,371

Effective June 4, 2014, Baytex reached agreement with its bank lending syndicate to establish credit facilities for approximately $1.4 billion consisting of the following: (i) revolving extendible unsecured credit facilities consisting of a $50 million operating loan and a $950 million syndicated loan for Baytex and a US$200 million syndicated loan for our wholly-owned subsidiary, Baytex USA Oil & Gas, Inc., both of which have a four-year term (collectively, the "Revolving Facilities"); and (ii) a $200 million non-revolving unsecured syndicated loan with a two-year term (the "Non-Revolving Facility") and together with the Revolving Facilities, the "Unsecured Facilities".

The Unsecured Facilities replaced the revolving extendible secured credit facilities ($40 million operating loan and $810 million syndicated loan) of the Company's wholly-owned subsidiary, Baytex Energy Ltd.

Unless extended, the revolving period under the Revolving Facilities will end on June 3, 2018 with all amounts to be re-paid on such date. Baytex may, once in each calendar year, request that the lenders under the Revolving Facilities extend the revolving period for up to four years (subject to a maximum four-year term at any time). The Revolving Facilities do not require any mandatory principal payments prior to maturity and do not include a term-out feature or a borrowing base restriction. The Revolving Facilities include an option allowing such facilities to be increased by up to $250 million, subject to existing or new lender(s) providing commitments for any such increase.

The Non-Revolving Facility is a single drawdown facility available solely to finance the acquisition of Aurora. The Non-Revolving Facility provides for mandatory reductions and repayments for specified equity and debt issuances and asset dispositions with all amounts to be re-paid by June 3, 2016.

The Unsecured Facilities contain standard commercial covenants for facilities of this nature and are guaranteed by Baytex and its material subsidiaries. Advances (including letters of credit) under the Unsecured Facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. In the event that Baytex does not comply with the covenants under the Unsecured Facilities, its ability to pay dividends to its shareholders may be restricted.

The weighted average interest rate on the bank loan for the three and six months ended June 30, 2014 was 3.73% and 3.92% respectively, and 5.09% and 5.31% for the three and six months ended June 30, 2013, respectively.

9.	LONG-TERM DEBT

	June 30, 2014	December 31, 2013
9.875% notes (US$7,900 – principal) due February 15, 2017	$9,074	$—
7.500% notes (US$6,400 – principal) due April 1, 2020	7,572	—
6.750% notes (US$150,000 – principal) due February 17, 2021	158,369	157,673
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	294,604	294,357
5.125% notes (US$400,000 – principal) due June 1, 2021	421,721	—
5.625% notes (US$400,000 – principal) due June 1, 2024	418,943	—
	$1,310,283	$452,030

Pursuant to the acquisition of Aurora (note 3), Baytex assumed US$365 million of 9.875% senior unsecured notes due February 15, 2017 (the "2017 Notes") and US$300 million of 7.500% senior unsecured notes due April 1, 2020 (the "2020 Notes" and, together with the 2017 Notes, the "Notes").

On April 22, 2014 Baytex commenced a cash tender offer and consent solicitation for the Notes at a price (per $1,000 of principal amount) of US$1,107.34 for the 2017 Notes and US$1,138.97 for the 2020 Notes. Upon closing of the tender offers, on June 11, 2014, Baytex purchased US$357.1 million (97.8% of total outstanding) of the 2017 Notes and US$293.6 million (97.9% of total outstanding) of the 2020 Notes, which have been canceled. The remaining Notes are recorded at fair value by applying the tender premium on the Notes on the date of acquisition and the premium will be amortized using the effective interest rate of 6.8% for the 2017 Notes and 5.3% for the 2020 Notes. The Notes are redeemable at the Company's option, in whole or in part, commencing on February 15, 2015 (in the case of the 2017 Notes) and April 1, 2016 (in the case of the 2020 Notes) at specified redemption prices.

On June 6, 2014, Baytex issued US$800 million of senior unsecured notes comprised of US$400 million of 5.125% notes due June 1, 2021 (the "2021 Notes") and US$400 million of 5.625% notes due June 1, 2024 (the "2024 Notes"). The 2021 notes and the 2024 notes pay interest semi-annually and are redeemable at the Company's option in whole or in part, commencing on June 1, 2017 (in the case of the 2021 Notes) and June 1, 2019 (in the case of the 2024 Notes) at specified redemption prices. These notes are carried at amortized cost, net of debt issuance costs of US$7.4 million (in the case of the 2021 Notes) and US$10.5 million (in the case of the 2024 Notes), which accrete to the principal balance at maturity using the effective interest rate of 5.3% for the 2021 Notes and 5.9% for the 2024 Notes.

Each of the outstanding notes are redeemable at the Company's option in accordance with the redemption provisions contained in the indenture governing such notes. Baytex has recognized the fair value of this redemption feature as a derivative financial asset. The fair value has been estimated using a valuation model that considers current bond prices and the spreads associated with the outstanding notes compared to the fixed redemption rates. A fair value gain of $12.1 million for the three and six months ended June 30, 2014 (three and six months ended June 30, 2013 - $ nil) has been recorded as financial derivatives loss (gain). As at June 30, 2014, $17.6 million has been included in Financial derivatives (December 31, 2013 - $nil) representing the fair value of the redemption feature on all notes.

Accretion expense on the outstanding notes and debentures of $0.3 million has been recorded in financing costs for the three months ended June 30, 2014 (three months ended June 30, 2013 - $0.2 million) and $0.5 million for the six months ended June 30, 2014 (six months ended June 30, 2013 - $0.3 million).

10.	ASSET RETIREMENT OBLIGATIONS

	June 30, 2014	December 31, 2013
Balance, beginning of period	$221,628	$265,520
Liabilities incurred	5,044	14,901
Liabilities settled	(6,888)	(12,076)
Liabilities acquired	2,192	—
Liabilities divested	(1,976)	(1,409)
Corporate acquisition	1,217	—
Accretion	3,520	7,011
Change in estimate(1)	12,885	(42,226)
Liabilities related to assets held for sale (note 5)	—	(10,241)
Foreign currency translation	(123)	148
Balance, end of period	$237,499	$221,628

(1)	Changes in the status of wells, discount rates and the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

11. SHAREHOLDERS' CAPITAL
Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at June 30, 2014, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2012	121,868	$1,860,358
Issued on exercise of share rights	802	10,586
Transfer from contributed surplus on exercise of share rights	—	20,333
Transfer from contributed surplus on vesting and conversion of share awards	555	24,542
Issued pursuant to dividend reinvestment plan	2,167	88,384
Balance, December 31, 2013	125,392	$2,004,203
Issued on exercise of share rights	267	4,722
Transfer from contributed surplus on exercise of share rights	—	5,626
Transfer from contributed surplus on vesting and conversion of share awards	395	16,932
Issued for cash	38,433	1,495,044
Issuance costs, net of tax	—	(78,468)
Issued pursuant to dividend reinvestment plan	934	38,970
Balance, June 30, 2014	165,421	$3,487,029

On February 24, 2014, Baytex issued 38.4 million subscription receipts at $38.90 each to partially finance the acquisition of Aurora (note 3). The gross proceeds from the sale of the subscription receipts ($1,495.0 million) were placed in escrow (the "escrowed funds") pending the completion of the acquisition. Concurrent with the closing of the acquisition on June 11, 2014, the escrowed funds were released to Baytex and each subscription receipt was exchanged for one common share and a dividend equivalent payment of $0.88 (representing the four dividends declared from the date of issuance of the subscription receipts to the date of closing of the acquisition). Issuance costs of $93.7 million ($78.5 million, after tax), including the aggregate dividend equivalent payment of $33.8 million, were incurred.

Monthly dividends of $0.24 per common share in June 2014 and $0.22 per common share for each of the previous five months were declared by the Company. During the three and six months ended June 30, 2014, total dividends declared of $95.5 million ($75.4 million net of dividend reinvestment) and $178.7 million ($138.8 million net of dividend reinvestment), respectively, were declared.

12.	EQUITY BASED PLANS
Share Award Incentive Plan

The Company recorded compensation expense related to the share awards of $8.2 million for the three months ended June 30, 2014 (three months ended June 30, 2013 - $9.8 million) and $16.1 million for the six months ended June 30, 2014 (six months ended June 30, 2013 - $18.6 million)

The estimated weighted average fair value for share awards at the measurement date is $40.36 per restricted award and performance award granted during the six months ended June 30, 2014 (six months ended June 30, 2013 - $43.37 per restricted award and performance award).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards	Number of share awards
Balance, December 31, 2012	566	388	954
Granted	437	374	811
Vested and converted to common shares	(215)	(142)	(357)
Forfeited	(65)	(40)	(105)
Balance, December 31, 2013	723	580	1,303
Granted	350	273	623
Vested and converted to common shares	(155)	(119)	(274)
Forfeited	(50)	(29)	(79)
Balance, June 30, 2014	868	705	1,573

Share Rights Plan

No new grants have been made under the Share Rights Plan since December 31, 2010. All outstanding share rights have been fully expensed and are exercisable.

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000s)	Weighted average exercise price
Balance, December 31, 2012(1)	1,525	$16.79
Exercised (2)	(802)	13.53
Forfeited (1)	(6)	27.77
Balance, December 31, 2013(1)	717	$17.69
Exercised (2)	(267)	17.54
Forfeited (1)	—	—
Balance, June 30, 2014(1)	450	$16.80

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.

(2)	Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

13.	NET INCOME PER SHARE

	Three Months Ended June 30
	2014			2013
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$36,799	135,620	$0.27	$36,192	123,271	$0.29
Dilutive effect of share awards	—	1,284	—	—	462	—
Dilutive effect of share rights	—	254	—	—	629	—
Net income - diluted	$36,799	137,158	$0.27	$36,192	124,362	$0.29

	Six Months Ended June 30
	2014			2013
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$84,640	130,806	$0.65	$46,341	122,883	$0.37
Dilutive effect of share awards	—	1,266	—	—	543	—
Dilutive effect of share rights	—	260	—	—	712	—
Net income - diluted	$84,640	132,332	$0.64	$46,341	124,138	$0.37

14.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Six Months Ended June 30
	2014	2013
Net income before income taxes	$124,720	$64,148
Expected income taxes at the statutory rate of 25.47% (2013 – 25.51%)(1)	31,766	16,364
Increase (decrease) in income taxes resulting from:
Share-based compensation	4,097	4,830
Effect of rate adjustments for foreign jurisdictions	952	(3,595)
Other	3,265	208
Income tax expense	$40,080	$17,807

(1)	The change in statutory rate is mainly related to changes in the provincial apportionment of income.

15.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Petroleum and natural gas revenues	$474,901	$340,070	$859,323	$611,859
Royalty charges	(112,282)	(62,010)	(187,162)	(107,288)
Royalty income	1,088	941	2,475	2,097
Other income	415	—	415	—
Revenues, net of royalties	$364,122	$279,001	$675,051	$506,668

16.	FINANCING COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Bank loan and other	$4,509	$2,865	$10,601	$4,480
Long-term debt	11,252	7,732	16,008	15,394
Accretion on asset retirement obligations	1,779	1,690	3,520	3,350
Debt financing costs	57	2,117	57	2,156
Financing costs	$17,597	$14,404	$30,186	$25,380

17.	SUPPLEMENTAL INFORMATION
Foreign Exchange

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Unrealized foreign exchange (gain) loss	$(21,379)	$4,919	$(14,923)	$8,736
Realized foreign exchange loss (gain)	2,924	(1,565)	986	(3,601)
Foreign exchange (gain) loss	$(18,455)	$3,354	$(13,937)	$5,135

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Foreign Currency Risk

At June 30, 2014, the Company had in place the following currency derivative contracts relating to operations:

Type	Period	Amount per month	Sales Price	Reference
Monthly average rate forward	July to December 2014	US$3.50 million	1.0671	(2)
Monthly forward spot sale	July to December 2014	US$9.50 million	1.0517	(2)
Monthly average collar	July to December 2014	US$1.00 million	1.0300-1.0600	(2)(5)
Monthly average collar	July to December 2014	US$7.00 million	1.0469-1.1100	(2)(3)
Monthly average range forward	July to December 2014	US$2.00 million	1.0800-1.1400	(1)(5)
Contingent average rate forward	July to December 2014	US$1.00 million	1.1400	(1)(6)
Monthly range forward spot sale	July to December 2014	US$1.00 million	1.0550-1.1303	(1)(5)
Contingent monthly forward spot sale	July to December 2014	US$0.50 million	1.1303	(1)(6)
Monthly average rate forward	July 2014 to December 2015	US$1.50 million	1.0933	(1)
Monthly forward spot sale	July 2014 to December 2015	US$2.00 million	1.1100	(2)
Monthly average collar	January 2015	US$6.50 million	1.0675-1.1200	(1)(3)
Monthly average range forward	January 2015	US$0.50 million	1.0950-1.1200	(1)(5)
Contingent average rate forward	January 2015	US$0.50 million	1.1200	(1)(6)
Monthly forward spot sale	January 2015 to December 2015	US$1.00 million	1.1000	(1)
Monthly average range forward	February 2015 to March 2015	US$0.50 million	1.1050-1.1350	(1)(5)
Contingent average rate forward	February 2015 to March 2015	US$0.50 million	1.1350	(1)(6)
Sold call option	January 2015 to December 2015	US$3.00 million	1.1040	(1)(4)
Sold call option	January 2015 to December 2015	US$3.00 million	1.0990	(1)(4)
Sold call option	January 2015 to December 2015	US$4.00 million	1.0925	(1)(4)

(1)	Actual contract rate (CAD/USD).

(2)	Based on the weighted average contract rates (CAD/USD).
(3) Settlement price above the upper end of the price collar will result in settlement at the lower end of the price collar.
(4) Counterparty has the option to enter into a monthly average rate forward for the periods, amounts per month and sales prices noted.

(5)	Settlement at or below the lower strike price results in settlement at the lower strike price. Settlement above the lower strike price results in settlement at the higher strike price.

(6)	Settlement required if settlement price is above the strike price, contract entered into simultaneously with monthly average range forward contract or monthly range forward spot sale.

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
U.S. dollar denominated	US$198,828	US$102,367	US$1,331,367	US$194,924

Interest Rate Risk

As at June 30, 2014, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay fixed, receive floating	July to September 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	July to September 2014	US$90.0 million	4.39%	3-month LIBOR

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company's risk management policy, financial derivatives are not to be used for speculative purposes.

Financial Derivative Contracts

At June 30, 2014, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	July to August 2014	2,065 bbl/d	US$97.47	WTI
Fixed - Sell	July to September 2014	8,500 bbl/d	US 99.50	WTI
Fixed - Sell	July to December 2014	9,660 bbl/d	US$94.34	WTI
Fixed - Buy	August to December 2014	380 bbl/d	US$101.06	WTI
Fixed - Sell	October to December 2014	8,000 bbl/d	US$97.20	WTI
Fixed - Sell	July 2014 to February 2015	2,497 bbl/d	US$91.79	WTI
Fixed - Sell	September 2014 to February 2015	1,613 bbl/d	US$93.97	WTI
Fixed - Sell	July 2014 to March 2015	6,000 bbl/d	US$96.62	WTI
Fixed - Sell	January 2015 to March 2015	1,000 bbl/d	US$95.90	WTI
Fixed - Sell	March 2015 to May 2015	5,187 bbl/d	US$90.52	WTI
Fixed - Sell	January 2015 to June 2015	2,304 bbl/d	US$95.33	WTI
Fixed - Sell	July 2015 to August 2015	4.968 bbl/d	US$90.00	WTI
Fixed - Sell	January 2015 to December 2015	4,000 bbl/d	US$95.98	WTI
Price collar	July to December 2014	491 bbl/d	US$80.00-US$95.50	WTI
Sold call option(2)	January 2015 to December 2015	500 bbl/d	US$99.00	WTI
Sold call option(2)	January 2015 to December 2015	4,000 bbl/d	US$98.00	WTI
Sold call option(2)	January 2015 to March 2015	1,000 bbl/d	US$97.70	WTI
Basis swap	July to December 2014	3,000 bbl/d	WTI less US$21.70	WCS

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	July to October 2014	5,750 mmBtu/d	US$4.19	NYMEX
Fixed - Sell	July to December 2014	2,000 mmBtu/d	US$4.45	NYMEX
Fixed - Sell	July 2014 to March 2015	10,000 mmBtu/d	US$4.08	NYMEX
Fixed - Sell	November 2014 to March 2015	10,000 mmBtu/d	US$4.31	NYMEX
Price collar	July to October 2014	5,000 mmBtu/d	US$3.90-US$4.50	NYMEX
Sold call option(2)	November 2014 to March 2015	5,000 mmBtu/d	US$4.65	NYMEX
Sold call option(2)	April 2015 to October 2015	5,000 mmBtu/d	US$4.00	NYMEX
Basis swap	July to October 2014	5,000 mmBtu/d	NYMEX less US$0.3150	AECO
Basis swap	July 2014 to March 2015	17,750 mmBtu/d	NYMEX less US$0.2225	AECO
Basis swap	November 2014 to March 2015	5,000 mmBtu/d	NYMEX less US$0.2700	AECO

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Realized loss (gain) on financial derivatives	$13,797	$(8,768)	$19,544	$(12,896)
Unrealized loss on financial derivatives	35,326	451	22,501	12,346
Loss (gain) on financial derivatives	$49,123	$(8,317)	$42,045	$(550)

Included in unrealized loss on financial derivatives for the three and six months ended June 30, 2014 is a gain of $12.1 million related to the redemption feature on outstanding notes included in long-term debt (note 9) (three and six months ended June 30, 2013 - $nil).

Physical Delivery Contracts

As at June 30, 2014, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Price/Unit(1)
WCS Blend	July to December 2014	2,000 bbl/d	WTI x 81.00%
WCS Blend	July to December 2014	3,000 bbl/d	WTI less US$19.07

(1)	Based on the weighted average price/unit for the remainder of the contract.

At June 30, 2014, Baytex had committed to deliver the volumes of raw bitumen noted below to market on rail:

Heavy Oil	Period	Term Volume
Raw bitumen	July to September 2014	14,000 bbl/d
Raw bitumen	October to December 2014	15,000 bbl/d
Raw bitumen	January to March 2015	14,500 bbl/d
Raw bitumen	April to December 2015	7,000 bbl/d
Raw bitumen	January to December 2016	5,000 bbl/d

19. SUBSEQUENT EVENT

On July 29, 2014, the Company signed an agreement with an oil and gas company to sell the North Dakota assets for gross proceeds of $357 million, effective July 1, 2014. Net proceeds, after tax, of approximately $275 million will be applied to the Non-Revolving Facility in accordance with certain banking agreements. The transaction is subject to standard terms and conditions and is expected to close near the end of the third quarter of 2014.

20.	CONSOLIDATING FINANCIAL INFORMATION - BASE SHELF PROSPECTUS

Baytex filed a Short Form Base Shelf Prospectus on October 25, 2013, with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus"). The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $750 million.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations. As at June 30, 2014, all non-minor subsidiaries of Baytex provide guarantees for its indebtedness. There are no significant restrictions on the ability of Baytex to obtain funds from its subsidiaries. In accordance with Rule 3-10(f), Regulation S-X, condensed consolidating financial information is not required.